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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
     INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 1)(1)


                        BALLISTIC RECOVERY SYSTEMS, INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
          ------------------------------------------------------------
                         (Title of Class and Securities)

                                   058659 10 3
                   -------------------------------------------
                                 (CUSIP Number)

                               Darrel Dean Brandt
                             8603 West First Street
                              Cedar Falls, IA 56013
                              Phone: (319) 266-7930


                                 With a copy to:
                             Douglas T. Holod, Esq.
                       Maslon Edelman Borman & Brand, LLP
                             3300 Wells Fargo Center
                             90 South Seventh Street
                           Minneapolis, MN 55402-4140
                              Phone: (612) 672-8200

          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 2001
          ------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D

     CUSIP No.  591142194                                         Page 2 of 4
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Darrel Dean Brandt
         -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*

                  PF
         ---------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF
            SHARES                       1,989,618
                                   -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON
             WITH                        1,989,618
                                   -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER

     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,989,618
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  32.3%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN


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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, $.01 par value, of Ballistic Recovery Systems, Inc., a Minnesota corporation ("BRS"). The address of BRS's principal executive offices is 300 Airport Road, South St. Paul, MN 55075.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c)This Schedule 13D is being filed by Darryl Dean Brandt. Mr. Brandt's address is 8603 West First Street, Cedar Falls, IA 56013. Mr. Brandt is an independent investor.

(d)-(e) During the last five years, Mr. Brandt has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Brandt is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         The shares of BRS Common Stock subject to this Statement are held by the Reporting Person solely for investment purposes.

         The Reporting Person has no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

a. 1,989,618 shares of Common Stock $.01 par value of BRS (includes 41,200 shares issuable upon exercise of currently exercisable options and 1,026,000 shares held in the D. Brandt Keogh Plan) 32.3%

b.       Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote: 1,989,618
         (ii)     Shared power to vote or to direct the vote: 0
         (iii)    Sole power to dispose or to direct the disposition of:
                  1,989,618
         (iv)     shared power to dispose or to direct the disposition of: 0


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         c.       TRANSACTIONS WITHIN THE LAST 60 DAYS

                  The Reporting Person has had no transactions in the last 60 days.

         d.       Not applicable.

         e.       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the given or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 22, 2002                                /S/ MARK THOMAS
                                                     ---------------------------
                                                     by: Mark Thomas
                                                     as attorney-in-fact for
                                                     Darryl Dean Brandt*

* Power of Attorney originally filed as Exhibit A to the Amendment to
Schedule 13D dated and filed on January 29, 2001 and incorporated herein by reference.

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